UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 17,087
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,799,355
EACH REPORTING	9	SOLE DISPOSITIVE POWER 17,087
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,799,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,816,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,799,355
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,799,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON BD-PN-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Direct, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,555,556
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,555,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (“Amendment No. 2”) supplements and amends certain information in the Schedule 13D filed on October 9, 2008, as amended by Amendment No. 1 filed on November 18, 2013 (the “Original 13D” and, together with this Amendment No. 2, the “Schedule 13D”), on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GS Direct, L.L.C. (“GS Direct” and together with GS Group and Goldman Sachs, the “Reporting Persons”).1

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.                      Identity and Background.

Item 2 of the Original 13D is hereby amended by replacing in their entirety Schedules I and II-B, incorporated therein by reference, with Schedules I and II-B, hereto, respectively, which Schedules I and II-B are incorporated herein by reference.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On December 10, 2013, the Repurchase Transaction was consummated in accordance with the terms of the Repurchase Agreement, pursuant to which GS Direct sold an aggregate of 4,444,444 shares of Common Stock to the Issuer at a price of $11.25 per share, representing an aggregate purchase price equal to $50,000,000.

ITEM 5.                      Interests in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)  All calculations of percentage ownership of the Common Stock set forth in this Schedule 13D are based upon a total of 54,579,191 shares of Common Stock outstanding, which is equal to (a) 59,023,635 shares of Common Stock, which were reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2013 (the “10-K”), minus (b) 4,444,444 shares of Common Stock, which were purchased by the Issuer pursuant to the Repurchase Transaction (which purchased shares are not deemed to be outstanding pursuant to Section 13(d)(4) of the Securities Exchange Act of 1934, as amended).

As of the close of business on December 11, 2013, GS Group may be deemed to have beneficially owned 5,816,442 shares of Common Stock in the aggregate, consisting of (i) 8,333 shares of Common Stock granted to Bradley J. Gross, a managing director of Goldman Sachs, pursuant to the Issuer’s 2011 Equity Incentive Plan (the “Plan”), 5,000 shares of Common Stock granted to Gerald J. Cardinale, a former managing director of Goldman Sachs, pursuant to the Plan and 1,877 shares of Common Stock granted to each of Bradley J. Gross and Gerald J. Cardinale pursuant to the Issuer’s Outside Director Stock Award Plan, (ii) 5,555,556 shares of Common Stock beneficially owned indirectly by GS Group that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and continue to be held following the Repurchase Transaction and (iii) 243,799 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 10.7% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s 10-K, net of the shares purchased by the Issuer pursuant to the Repurchase Transaction).

As of the close of business on December 11, 2013, Goldman Sachs may be deemed to have beneficially owned 5,799,355 shares of Common Stock in the aggregate, consisting of (i) 5,555,556 shares of Common Stock beneficially owned indirectly by Goldman Sachs that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and continue to be held following the Repurchase Transaction and (ii) 243,799 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 10.6% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s 10-K, net of the shares purchased by the Issuer pursuant to the Repurchase Transaction).

As of the close of business on December 11, 2013, GS Direct may be deemed to have beneficially owned 5,555,556 shares of Common Stock that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and continue to be held following the Repurchase Transaction, representing approximately 10.2% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s 10-K, net of the shares repurchased by the Issuer pursuant to the Repurchase Transaction).

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) Schedule IV sets forth transactions in the Common Stock which were effected during the period from November 15, 2013 through December 11, 2013, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  The transactions in the Common Stock described in Schedule IV were effected on the New York Stock Exchange, other national security exchanges or the over-the-counter market.

Except for the entry into the Repurchase Agreement and the consummation of the Repurchase Transaction by GS Direct as described in this Schedule 13D and the transactions set forth on Schedule IV, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from November 15, 2013 through December 11, 2013.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2013

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, Lakshmi N. Mittal, who is a citizen of India and Mark. E. Tucker, who is a citizen of Great Britain.  Adebayo O. Ogunlesi is also a citizen of Nigeria.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Chief Executive Officer of the Retirement Policy Center sponsored by Marsh & McLennan Companies, Inc.

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

William W. George	Professor of Management Practice at the Harvard Business School

James A. Johnson	Chairman of Johnson Capital Partners

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

James J. Schiro	Former Chairman and Chief Executive Officer of Zurich Insurance Group Ltd.

Debora L. Spar	President of Barnard College

Mark Edward Tucker	Executive Director, Group Chief Executive Officer and President of AIA Group Limited

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu James R. Garman, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Richard J. Butland, Matthias Hieber, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Heather L. Mulahasani, Jan Petzel, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth,  Penny McSpadden and Gregg R. Lemkau  is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone,  Raheel Zia, George C. Lee, Stuart N. Bernstein, and Radford Small a is 555 California Street, San Francisco, CA 94104.  The business address of each of Thomas Ferguson and Patrick Tribolet is 6011 Connection Drive, Irving, TX  75039.  The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia.  The business address of each of Tianqing Li, Jean Qing Liu, Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.  The business address of  each of  Steven M. Bunson, Mitchell S. Weiss, Jason Levesque and Mark G. Riemann  is 30 Hudson Street, Jersey city, NJ  07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Heather L. Mulahasani, Steven R. Sher. Richard Spencer and Raheel Zia are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu and Vishal Bakshi are citizens of India, Peter Lyneham and Mark Lucas are  citizens of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Jean Qing Liu, Wanlin Liu, Tianquing Li and  Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Alan S. Kava	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Richard J. Butland	Vice President	Managing Director of Goldman Sachs International
T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Thomas Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.
Jeffrey M. Fine	Vice President	Managing Director of Goldman, Sachs & Co.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.
Steffen Kastner	Vice President	Managing Director of Goldman Sachs International
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jean Qing Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.
Jan Petzel	Vice President	Managing Director of Goldman Sachs International
Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Peter A. Weidman	Vice President	Managing Director of Goldman, Sachs & Co.
Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Patrick Tribolet	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Cacioppo	Vice President	Vice President of Goldman, Sachs & Co.
Kathryn Ford	Vice President	Vice President of Goldman, Sachs & Co.
Tracy Sellers	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
Mark Lucas	Vice President, Assistant Secretary & General Counsel	Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Anthony J. Noto	Vice President	Managing Director of Goldman, Sachs & Co.
Gregg R. Lemkau	Vice President	Managing Director of Goldman Sachs International
George C. Lee	Vice President	Managing Director of Goldman, Sachs & Co.
Jeffrey W. Schroeder	Vice President	Managing Director of Goldman, Sachs & Co.
Stuart N. Bernstein	Vice President	Managing Director of Goldman, Sachs & Co.
Brian W. Bolster	Vice President	Managing Director of Goldman, Sachs & Co.
Radford Small	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth E. Robinson	Vice President	Managing Director of Goldman, Sachs & Co.
Steven M. Bunson	Vice President	Managing Director of Goldman, Sachs & Co.
Donal Earl	Vice President	Vice President of Goldman, Sachs & Co.
Randy A. Stuzin	Vice President	Managing Director of Goldman, Sachs & Co.

SCHEDULE IV

Purchase (P)/ Sale(S)	Shares	Price	Date
S	281	12.84	12/2/2013
P	113	12.84	12/2/2013
P	168	12.84	12/2/2013